THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

720 EAST WISCONSIN AVENUE, MILWAUKEE, WISCONSIN 53202

CHANGE OF INSURED BENEFIT

This Benefit is part of the Policy to which it is attached and is subject to the Policy’s provisions, terms, conditions, limitations, and exclusions.

This Benefit may be reinstated with the Policy as provided in the terms of this Policy for Reinstatement (Section 4.7).

SECTION A. THE BENEFIT

The Owner may request to change the current Insured for a new insured after this Policy has been in force for at least six months by:

🌑	providing written request to the Home Office;

🌑	paying the required costs associated with the change; and

🌑	meeting any other conditions set by the Company, including the following:

a)	on the Amendment Date (Section B), the new insured must be living;

b)	the new insured’s age on the Policy Date of this Policy must be within the minimum and maximum age requirements for this Policy;

c)	the new insured must satisfy the insurability requirements in effect at the time of the request;

d)	the Owner must have an insurable interest in the life of the new insured at the time of the request;

e)	the insurance in force remains within the Company’s issue limits; and

f)	any assignee provides written consent to the change of insured before the Amendment Date.

This Benefit does not have Cash Value or Loan Value.

SECTION B. AMENDMENT DATE

The Amendment Date will be the monthly processing date on or immediately following the later of:

🌑	the date of the written request to make a change; or

🌑	the date of the medical examination (or the non-medical application).

SECTION C. TERMS OF THE POLICY AFTER CHANGE

If the Company approves the Owner’s request, the Policy will cover the new insured starting on the Amendment Date. When coverage on the new insured starts, coverage on the prior Insured will terminate. The Company will furnish updated Policy Schedule Pages to reflect the new insured as of the Amendment Date and will include the maximum charges for the new insured which will be effective as of the Amendment Date.

The charges for this Policy will be adjusted to reflect the age, sex, and rate classification of the new insured.

The Incontestability (Section 1.3) and Suicide (Section 1.4) periods for the new insured start on the Amendment Date.

If the Policy is rescinded under Section 1.3, the Company will return:

🌑	any premiums paid after the Amendment Date, plus

🌑	any Policy Value less any Policy Debt on the Amendment Date, less

🌑	any policy loans, withdrawals, and dividends paid in cash after the Amendment Date.

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If the Life Insurance Benefit is payable under Section 1.4, the Life Insurance Benefit will be:

🌑	any premiums paid after the Amendment Date, plus

🌑	any Policy Value less any Policy Debt on the Amendment Date, less

🌑	any policy loans, withdrawals, and dividends paid in cash after the Amendment Date.

Any Policy Debt or assignment will continue after the change.

Any Death Benefit Guarantee will terminate as of the Amendment Date.

Any additional benefits attached to this Policy will remain in force as long as the new insured meets the age, rate classification, and insurability requirements for each additional benefit on the Policy Date.

SECTION D. TERMINATION

This Benefit will terminate on the earliest of the following dates:

🌑	the date on which the Home Office receives the Owner’s written request to terminate this Benefit; or
🌑	the date of termination of this Policy.

Secretary
THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY

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